Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Combined Fixed Charges
(in thousands, except ratios)

The following table sets forth our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred stock dividends for the years ended December 31, 2104, 2013 and 2012, and for the nine months ended September 30, 2015. As the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends indicate less than one-to-one coverage for each of the periods presented, we have provided the coverage deficiency amounts for these periods. Earnings consist of (i) loss from continuing operations before income taxes, and (ii) fixed charges. Fixed charges consist of interest expense.

	Year Ended December 31,
	2012	2013	2014	Nine months ended September 30, 2015

Net loss	$(6,263)	$(7,969)	$(83,965)	$(31,700)
Plus: Fixed charges	81	130	2,047	256
Earnings, as adjusted	$(6,182)	$(7,839)	$(81,918)	$(31,444)
Fixed Charges:
Interest expense	$2	$51	$1,791	$—
Interest on rental expense	$79	$79	$256	$256
Total fixed charges	$81	$130	$2,047	$256

Preferred dividends	$757	$1,094	$1,432	$—

Ratio of earnings to fixed charges (1)	N/A	N/A	N/A	N/A
Ratio of earnings to combined fixed charges (1)	N/A	N/A	N/A	N/A
Deficiency of earnings available to cover fixed charges	$(6,263)	$(7,969)	$(83,965)	$(31,700)
Deficiency of earnings available to cover combined fixed charges and preferred dividends	$(7,020)	$(9,063)	$(85,397)	$(31,700)

(1)
We did not record earnings for the periods indicated in the table above. Accordingly, our earnings were insufficient to cover fixed charges for such periods and we are unable to disclose a ratio of earnings to fixed charges or a ratio of earnings to combined fixed charges for such periods.